Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 June 11, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1047
       Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 15
                       File Nos. 333-188020 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office on June 6, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1047, on April 19, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 15 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Since the "Principal Risks" section includes disclosures about mortgage-backed securities and senior loans, please disclose in the "Principal Investment Strategy" section that the Trust may invest in such securities.

     Response: The first sentence of the fifth paragraph under this section has been revised to state: "The fixed-income ETFs included in the trust's portfolio invest in a wide range of debt securities, including, but not limited to, securities rated below investment-grade through investment-grade, mortgage-backed securities, senior loans and bonds."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren